NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS

RESULTS FOR SECOND QUARTER OF FISCAL 2013

Lagrangeville, New York***November 14, 2012***Command Security Corporation (NYSE MKT: MOC) announced today its financial results for its second fiscal quarter of 2013 ended September 30, 2012.

Revenues for the three months ended September 30, 2012 were $38,164,921, compared with revenues of $36,108,610 in the same period of the prior fiscal year, reflecting an increase of 5.7%. Operating income for the three months ended September 30, 2012 was $691,936, or 1.8% of revenue, compared with operating income of $1,185,301, or 3.3% of revenue, in the same period of the prior fiscal year. Net income for the three months ended September 30, 2012 was $329,277, or $0.03 per basic and diluted share, compared with net income of $520,463, or $0.05 per basic and diluted share, in the same period of the prior fiscal year.

Revenues for the six months ended September 30, 2012 were $73,806,600, compared with revenues of $70,894,213 in the same period of the prior fiscal year, reflecting an increase of 4.1%. Operating income for the six months ended September 30, 2012 was $1,205,719, or 1.6% of revenue, compared with operating income of $1,662,162, or 2.3% of revenue, in the same period of the prior fiscal year. Net income for the six months ended September 30, 2012 was $560,546, or $0.06 per basic and diluted share, compared with $729,183, or $.07 per basic and diluted share, in the same period of the prior fiscal year.

The increase in revenues for the six months ended September 30, 2012, compared with the same period of the prior fiscal year was due primarily to the following events:

•	Increased revenues associated with an expansion of services provided under a contract with a major transportation company;
•	Expansion of services with Delta Air Lines at LaGuardia Airport;
•	A new contract with a large municipal agency located in Southern California;
•	A new contract with an international air freight carrier at four domestic airport locations;
•	A new contract with a community college located in Pennsylvania;
•	A new contract with an airport located in upstate New York; and
•	Services provide to a major construction project located at a New York City metropolitan area airport.

The increase in revenues was partially offset by the following events:

•	The previously reported loss of a security services contract for a large Silicon Valley semiconductor equipment manufacturer’s facility in New York;
•	Reductions in service hours and rates associated with the renewal of a contract with a major international carrier at John F. Kennedy International Airport (“JFK”);
•	The absence in the current period of a large construction contract at Los Angeles International Airport;
•	Reduction in service hours at a major New York City hospital; and
•	Loss of a service contract with a large international carrier at JFK in the fourth quarter of the prior fiscal year.

The decrease in operating income and net income for the three months and six months ended September 30, 2012 as compared with the corresponding periods of the prior year was due primarily to $747,032 of additional accrued labor (mainly employee severance) and other related expenses associated with our previously disclosed plan to consolidate and relocate our corporate headquarters to Herndon, Virginia. Adjusting for these expenses, our adjusted operating income for the three and six months ended September 30, 2012 was $1,438,968, or 3.8% of revenue, and $1,952,751, or 2.6% of revenue, respectively, and adjusted net income for the three and six months ended September 30, 2012 was $696,817, or an adjusted $.07 per basic and diluted share, and $924,500, or an adjusted $.10 per basic and diluted share, respectively. Adjusted operating income, adjusted net income and adjusted earnings per share are non-GAAP financial measures; please see “Non-GAAP Financial Measures” below for more information and the accompanying financial tables for a reconciliation of these financial measures to related GAAP metrics.

Craig P. Coy, Chief Executive Officer of Command Security, stated, "This has been an excellent quarter for our team. We exceeded our internal budget estimate for income and earnings when adjusted for our headquarters realignment efforts. Sales were strong with no significant loss of accounts during the period and operations were strong with improvements in delivering great service to our customers. We added new executive talent and initiated a strategic market positioning review. Overall, I am very pleased with the direction the company is moving."

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Non-GAAP Financial Measures.

In addition to financial measures determined in accordance with United States generally accepted accounting principles (“GAAP”), we are providing certain non-GAAP measures for the three and six months ended September 30, 2012 for use in assessing our performance. These non-GAAP measures include: (i) adjusted operating income and (ii) adjusted net income, each of which have been adjusted to exclude the impact of certain non-recurring accrued labor charges and expenses related to our corporate headquarter relocation, and (iii) adjusted diluted earnings per common share, which we calculate as diluted earnings per share adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate adjusted operating income and adjusted net income.

Our reported financial results for the three and six months ended September 30, 2012 include substantial non-recurring charges, primarily from accrued labor (mainly employee severance) and other related expenses associated with our previously disclosed plan to consolidate and relocate our corporate headquarters to Herndon, Virginia. We believe that presentation of operating results and related per share amounts exclusive of these costs provides useful supplemental information to facilitate the analysis of our core operating results and comparison of operating results across reporting periods. The usefulness of adjusted operating income, adjusted net income and adjusted diluted earnings per common share as performance measures, however, is limited by the fact that they exclude the impact of certain charges and expenses. Therefore, these non-GAAP financial results should be considered as an addition to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. Finally, other companies may define adjusted operating income, adjusted net income and adjusted diluted earnings per common share differently and, as a result, our measures of adjusted operating income, adjusted net income and adjusted diluted earnings per common share may not be directly comparable to adjusted operating income, adjusted net income and adjusted diluted earnings per common share measures of other companies.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended September 30, (Unaudited)		Six Months Ended September 30, (Unaudited)
	2012	2011	2012	2011
Revenues	$38,164,921	$36,108,610	$73,806,600	$70,894,213
Operating income	691,936	1,185,301	1,205,719	1,662,162
Other expense	22,659	69,838	55,173	137,979
Provision for income taxes	340,000	595,000	590,000	795,000
Net income	$329,277	$520,463	$560,546	$729,183

Net income per common share
Basic	$0.03	$0.05	$0.06	$0.07
Diluted	$0.03	$0.05	$0.06	$0.07

Weighted average number of common shares outstanding
Basic	9,666,498	10,878,098	9,666,498	10,878,098
Diluted	9,666,498	10,963,892	9,666,498	10,973,693

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

(Unaudited)

Balance Sheet Highlights	September 30, 2012	March 31, 2012
	(Unaudited)	(Audited)

Cash	$9,456	$1,175,809
Accounts receivable	25,053,361	20,608,677
Total current assets	26,682,732	26,191,815
Total assets	33,183,024	33,041,683
Total current liabilities	14,335,675	15,235,721
Short-term debt	4,697,809	6,830,951
Total liabilities	15,236,410	15,812,063
Stockholders’ equity	17,946,614	17,229,620
Total liabilities and stockholders’ equity	$33,183,024	$33,041,683

COMMAND SECURITY CORPORATION

Non-GAAP Financial Measures

(Unaudited)

Reconciliation of Non-GAAP Financial Measures

Adjusted operating income, adjusted net income and adjusted diluted earnings per common share:

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011

Operating income	$691,936	$1,185,301	$1,205,719	$1,662,162
Relocation expenses	747,032	--	747,032	--

Adjusted operating income	$1,438,968	$1,185,301	$1,952,751	$1,662,162

Net income	$329,277	$520,463	$560,546	$729,183
Relocation expenses (net of taxes)	367,540	--	363,954	--

Adjusted net income	$696,817	$520,463	$924,500	$729,183

Diluted earnings per common share	$0.03	$0.05	$0.06	$0.07
Relocation expenses	0.04	--	0.04	--

Adjusted diluted earnings per common share	$0.07	$0.05	$0.10	$0.07